

November 15, 2007

By Facsimile (713) 221-1212 and U.S. Mail
William S. Anderson, Esq.
Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas, 77002-2770
T: (713) 223-2300

      Re: **Luby's Inc.**
              Preliminary Proxy Statement filed November 13, 2007
              File No. 001-08308

Dear Mr. Andersen:

We have reviewed your filing and have the following comments.

Schedule 14A

1.   We note that on November 13, 2007 you filed your preliminary proxy statement
with respect to the annual meeting and disclosed that November 16, 2007 had
been set as the record date for the annual meeting. In this respect, please tell us
how you complied with the advance notice requirements of Rule 14a-13(a)(3).

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to a company's disclosure, it is responsible for the
accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
the filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing;
and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please provide a letter and provide any requested supplemental information. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions